January 9, 2013

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. Decker:
This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated December 27, 2012, and relating to the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K"), which was filed on February 28, 2012. For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.
Response: We respectfully acknowledge each of the comments provided. As deemed appropriate within the context of our responses, we have provided revisions planned for future filings.
Financial Statement
Notes to the Financial Statements
Note 12 - Income Taxes, page 67
2. You incurred additional costs of $16 million in 2011 associated with the repatriation of foreign earnings. You decided to repatriate earnings from Australia and certain other foreign units that were previously determined to be indefinitely reinvested. Please address the following:

•	Please tell us at what point you determined that these earnings would not be permanently reinvested;

•
Please provide us with a breakdown of each country that the $16 million relates to as well as how you previously determined the earnings were permanently reinvested. Prior to the repatriation in 2011, please provide us with a summary of the evidence you relied upon in determining that these earnings were permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely; and

•
As of December 31, 2011, you had foreign undistributed earnings of $947 million where it is your intent that the earnings be reinvested indefinitely. Please provide us with a breakdown of each country that this $947 million relates to as well as how you determined the earnings are permanently reinvested. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Please refer to paragraph ASC 740-30-25-17.
Response: We respectfully acknowledge the Staff's comments and note the following: As the Company sells its products in almost 100 countries, with over 90% of its sales coming through operations outside of the United States, the Company regularly performs evaluations of forecasted earnings by country and across countries, planned investments, planned foreign dividends, other cash needs and tax planning strategies. A component of this process includes the ongoing evaluation of ASC 740-30-25-17 assertions, which are based on the experience of the country/subsidiary and planned future operations and remittances and remittances made by the Company in prior years, to determine whether there have been any changes in circumstances by country/subsidiary where amounts are indefinitely reinvested. The Company also evaluates current earnings and considers amounts intended to be indefinitely reinvested in accordance with ASC 740-30-25-17. The Company records income tax expense as appropriate where circumstances have changed and amounts are no longer considered to be indefinitely reinvested.

As a result of its ongoing evaluation, in the first quarter of 2011, the Company incurred $16 million of additional costs related to its decision in that period to reverse its assertion that earnings would be indefinitely reinvested under ASC 740-30-25-17 for three foreign companies. The decision was disclosed in Note 13 “Income Taxes” of that period's 10-Q.
The $16 million related to the following countries - Australia $10.9 million, Mexico $4.7 million and Singapore $0.4 million. For Australia, the amounts that were previously considered to be indefinitely reinvested related to unremitted earnings generated by the Australian operations from 1995-2008. Prior to the decision in the first quarter of 2011, the evidence for reinvestment of undistributed earnings of Australia which demonstrated that remittance of the earnings was postponed indefinitely was that the accumulated cash in Australia was used to fund local and foreign operations' business needs. Additionally, certain local tax planning opportunities existed that required the use of a portion of the unremitted earnings. In the first quarter of 2011, these circumstances changed with improved operating income projections in both Australia and the other foreign operations that resulted in their no longer needing the unremitted earnings. Therefore it was determined at that time it would no longer be appropriate to have an ASC 740-30-25-17 assertion for these Australian operations. The Company has no further amount in Australia for which the assertion is maintained. The $4.7 million of indefinitely reinvested earnings in Mexico related to a Mexican subsidiary that ceased operations and became inactive. Prior to 2011, the earnings were used in the operation of the business. After analyzing the cash needs of our Singapore subsidiary in the first quarter of 2011, it was determined that available cash was no longer indefinitely needed to support the business there. As a matter of policy, the Company reevaluates, at each balance sheet date and for each of its various foreign operations, the numerous factors that go into the Company's assertion that undistributed earnings are indefinitely reinvested. In accordance with the guidance provided under ASC 740-30-25-19, the decision to remove the assertion and fully recognize the tax cost on all the earnings of these companies was based on the change in circumstances noted above.
The $947 million of undistributed earnings as of December 31, 2011, related to:

Switzerland	$638	million
Mexico	242
Various	67
Total	$947
The earnings from these jurisdictions have previously been indefinitely reinvested in the operations of our foreign businesses, through various strategies to support our growth in international markets. Based on available strategies to access internationally generated cash, including the Company's history of repatriating annually significant amounts of current year earnings, the Company does not have current needs or any foreseeable plans to repatriate these earnings to the United States, and accordingly has not provided deferred taxes on such amounts.
As part of this assessment and conclusion, we also note that as a practical matter, and as discussed in the “Liquidity and Capital Resources” section of the 2011 Annual Report's Management's Discussion and Analysis, there was only approximately $135 million of cash held by foreign subsidiaries at the end of 2011, and that cash was inaccessible or needed for investment in foreign operations. The inaccessible portion, approximately $80 million, was not eligible for repatriation due to local restrictions and the remaining amount was needed to fund foreign operations.
3. Given your recurring domestic losses before income tax, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following in regards to your U.S. deferred tax assets:

•
Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining U.S. deferred tax assets;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response: We respectfully acknowledge the Staff's comments and note that for each reporting period the Company evaluates, on a jurisdictional basis the need for valuation allowances. This analysis includes consideration of cumulative losses. We note, however, that while the Company has had domestic losses for book purposes as shown in the tax note, the Company annually has also had material permanent differences derived from foreign dividend repatriations generating significant U.S. taxable income. We project that we will have significant U.S. taxable income in the future as well.

In future filings, we will enhance our disclosure in the Tax Footnote to include the following information that was discussed in the “Tax Rate” section of the 2011 Annual Report's Management's Discussion and Analysis in substantially the form as follows (changes are marked versus the verbiage found in the 2011 Form 10-K):
At XX and XX, the Company had valuation allowances against certain deferred tax assets totaling $XX million and $XX million, respectively. These valuation allowances relate to tax assets in jurisdictions where it is management's best estimate that there is not a greater than 50 percent probability that the benefit of the assets will be realized in the associated tax returns. This assessment is based upon expectations of domestic results, foreign dividends and other foreign source income, as well as anticipated gains related to the Company's future sales of land held for development near its Orlando, Florida headquarters. In addition, certain tax planning transactions may be entered into to facilitate realization of these benefits.
Exhibit 31 and Exhibit 32 - Certifications
4. Your Section 302 certifications refer to the quarterly report on Form 10-Q. In addition, your Section 906 certifications refer to the Form 10-Q for the quarter ended December 31, 2011. Please amend your Form 10-K to appropriately refer to the Form 10-K/A for the year ended December 31, 2011 in your certifications. In doing so, please refile the Form 10-K in its entirety and ensure that the certifications are currently dated.
Response: The Company amended and refiled the Form 10-K on January 9, 2013 to correct the typographical errors in its Section 302 certifications, as well as its Section 906 certifications, in order to appropriately refer to the Form 10-K/A for the year ended December 31, 2011.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.
If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer